UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               EB2B COMMERCE, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   26824R 10 9
                                 (CUSIP NUMBER)
                                                 - copy to -
         Robert Priddy                     Gary T. Moomjian, Esq.
         RMC Capital, LLC                  Moomjian & Waite, LLP
         3291 Buffalo Drive                50 Charles Lindbergh Blvd., Suite 206
         Suite 8                           Mitchel Field, New York 11553
         Las Vegas, Nevada 89129           (516) 222-5100
         (702) 256-4332

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 15, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 26824R 10 9                                          Page 2 of 8 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert Priddy
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [X]*
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
         AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
NUMBER OF       7        SOLE VOTING POWER              11,242,170
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8        SHARED VOTING POWER             4,161,001
OWNED BY      ------------------------------------------------------------------
EACH            9        SOLE DISPOSITIVE POWER         11,242,170
REPORTING     ------------------------------------------------------------------
PERSON WITH     10       SHARED DISPOSITIVE POWER        4,161,001

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,403,171
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                           [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         84.5% **
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------
*Robert Priddy has previously filed with respect to the common stock of eB2B Commerce, Inc. jointly with Commonwealth Associates, L.P. ("Commonwealth"), a New York limited partnership, Commonwealth Associates Management Company, Inc., a New York corporation and the corporate general partner of Commonwealth, ComVest Capital Partners, LLC, a Delaware limited liability corporation, Venture Partners, LP, a Delaware limited partnership, ComVest Management, LLC, a Delaware limited liability company, RMC Capital, LLC ("RMC"), a Georgia limited liability company, Michael S. Falk, and Keith Rosenbloom. Mr. Priddy disaffirms membership in a group and disclaims beneficial ownership of those securities held by the aformentioned individuals and entities, other than as set forth herein.

**19.6% on a fully-diluted basis, giving effect to all shares of common stock underlying derivative securities issued by eB2B Commerce, Inc. (i.e. convertible notes, convertible preferred stock, warrants and options).

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CUSIP No. 26824R 10 9                                          Page 3 of 8 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         RMC Capital, LLC (58-2391586)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [X]*
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Georgia
--------------------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER                 --
SHARES        ------------------------------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER               4,161,001
OWNED BY      ------------------------------------------------------------------
EACH               9        SOLE DISPOSITIVE POWER            --
REPORTING     ------------------------------------------------------------------
PERSON WITH        10       SHARED DISPOSITIVE POWER          4,161,001

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,161,001
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                              [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         59.6% **
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
         OO
--------------------------------------------------------------------------------
*RMC Capital, LLC ("RMC") has previously filed with respect to the common stock of eB2B Commerce, Inc. jointly with Commonwealth Associates, L.P. ("Commonwealth"), a New York limited partnership, Commonwealth Associates Management Company, Inc., a New York corporation and the corporate general partner of Commonwealth, ComVest Capital Partners, LLC, a Delaware limited liability corporation, Venture Partners, LP, a Delaware limited partnership, ComVest Management, LLC, a Delaware limited liability company, Robert Priddy, Michael S. Falk, and Keith Rosenbloom. RMC disaffirms membership in a group and disclaims beneficial ownership of those securities held by the aformentioned individuals and entities, other than as set forth herein.

**5.3% on a fully-diluted basis, giving effect to all shares of common stock underlying derivative securities issued by eB2B Commerce, Inc. (i.e. convertible notes, convertible preferred stock, warrants and options).

ITEM 1.   SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock"), of eB2B Commerce, Inc. (the "Company"). The Company's principal executive offices are located at 665 Broadway, New York, New York 10012.

         Certain shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of warrants issued in a bridge private financing in October 1999 (the "Bridge Warrants"); (ii) upon conversion of shares of the Company's convertible Series B Preferred Stock (the "B Preferred Shares"), issued in a private placement in December 1999 (the "B Preferred Offering");
(iii) upon exercise of warrants issued as part of the B Preferred Offering (the "December 1999 Warrants"); (iv) upon exercise of Series C Preferred Stock (the "C Preferred Shares") that were issued upon the automatic conversion of convertible notes issued in a private placement in May 2001 (the "May Note
Offering"); (v) upon exercise of warrants issued as part of the May Note Offering (the "2001 Warrants"); (vi) upon exercise of warrants (the "December 2001 Warrants") issued as part of a private placement of convertible notes in December 2001 (the "December Note Offering"); (vii) upon conversion of convertible notes (the "January 2002 Notes") issued in a private placement in January 2002 (the "January 2002 Note Offering"); (viii) upon exercise of warrants issued as part of the January 2002 Note Offering (the "2002 Warrants"); and (ix) upon conversion of convertible notes (the "Subsequent 2002 Notes") issued in a private placement that initially closed in July 2002 (the "Subsequent 2002 Note Offering"). The Bridge Warrants, December 1999 Warrants, 2001 Warrants, December 2001 Warrants, and 2002 Warrants are sometimes referred to herein as "Warrants." In connection with the Subsequent 2002 Note Offering, all subscription proceeds were held in escrow by the escrow agent for the benefit of the holders of the Subsequent 2002 Notes pending acceptance of subscriptions by the Company and were and are to be disbursed as provided in the Escrow Agreement between the Company and the escrow agent (the "Escrow Agreement"). On July 15, 2002, proceeds of $72,917 relating to Priddy's subscription were released to the Company and the remaining proceeds continued to be held in escrow (the "Retained Proceeds"). Of the Retained Proceeds, $57,292 relating to Priddy's subscription was released to the Company on each of September 11, 2002 and November 4, 2002, and $62,499 relating to Priddy's subscription remains in escrow. As provided in the Escrow Agreement, the Retained Proceeds remaining in escrow will be disbursed as directed by Priddy, who is the representative of the holders of the Subsequent 2002 Notes, or, upon request of the Company, after reducing its liabilities, existing as of June 18, 2002, through negotiation with creditors. Subsequent 2002 Notes were issued on each of July 15, 2002, September 11, 2002 and November 4, 2002 related to the proceeds released from escrow on such dates. Subsequent 2002 Notes have not been issued in respect of the Retained Proceeds remaining in escrow, but will be issued if and when such Retained Proceeds, or any portion thereof, are released to the Company.

         The consummation of the merger in April 2000 of eB2B Commerce, Inc., a Delaware corporation, with and into the Company, and the May Note Offering, December Note Offering, January 2002 Note Offering and Subsequent 2002 Note Offering, as well as penalties for not having an effective registration statement with respect to certain of these securities, resulted in adjustments to the conversion and exercise prices, as applicable, of the B Preferred Stock, C Preferred Stock and certain of the Warrants, and corresponding adjustments to the number of shares of Common Stock issuable upon conversion and exercise of such securities. All such adjustments are reflected in this statement on
Schedule 13D. In addition, this statement on Schedule 13D reflects the 1 for 15 reverse stock split of the Common Stock effected by the Company in January 2002.

         Information required to be disclosed herein regarding the Bridge Warrants, B Preferred Shares, December 1999 Warrants, C Preferred Shares, 2001 Warrants, December 2001 Warrants, January 2002 Notes and 2002 Warrants was previously disclosed in the Schedule 13D filed by the undersigned on May 31, 2000, as amended on September 6, 2001 and March 22, 2002, together with Commonwealth Associates, L.P., Commonwealth Associates Management Company, Inc., ComVest Capital Partners, LLC, Venture Partners, LP, ComVest Management, LLC, Michael Falk and Keith Rosenblum.

ITEM 2.   IDENTITY AND BACKGROUND.

         This statement is being filed by Robert Priddy ("Priddy") and RMC Capital, LLC, a Georgia limited liability company ("RMC").

         The principal business of RMC is investing in securities. The address of the principal business and principal office of RMC is 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129. The Members ("Members") of RMC are Priddy, Kikie Priddy, Chris Priddy, Shanon Acks and Michael Acks, and the Managers (the "Managers") of RMC are Priddy and Michael Acks, each of whose business address is c/o RMC Capital, LLC, 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129. The present principal occupation of each of the Members and Managers is investing in securities and the address at which they conduct such occupation is c/o RMC Capital, LLC, 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129. Each of the Managers and Members is a United States citizen.

         On January 16, 2003, Priddy was elected as the Chairman of the Board of Directors of the Company.

         Neither Priddy, RMC nor any of the Managers or Members have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Priddy's subscription of $250,000 in connection with the Subsequent 2002 Note Offering was derived from Priddy's personal funds. As indicated in
Item 1 above, $187,501 of this subscription was accepted and Subsequent 2002 Notes were issued to Priddy. The remaining
$62,499 of such subscription remains in escrow to be disbursed in accordance with the Escrow Agreement.

         No funds were borrowed by Priddy in connection with the above transaction.

ITEM 4.  PURPOSE OF TRANSACTION

         The   Subsequent   2002  Notes  were  acquired  to  make  a  profitable
investment. Priddy and RMC may purchase additional securities of the Company or, alternatively, sell their securities of the Company from time to time.

         On January 16, 2003, Priddy was elected as Chairman of the Board of Directors of the Company. Priddy intends to exercise his fiduciary duties as a member of the Board of Directors, which may result in the consummation of certain of the transactions or matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Other than as set forth herein, neither Priddy nor RMC have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Priddy and RMC may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Priddy may be deemed to be the beneficial owner of 15,403,171 shares of Common Stock, representing approximately 84.5% of the issued and outstanding shares of Common Stock of the Company (19.6% on a fully-diluted basis), comprised of (i) the 4,161,001 shares of Common Stock beneficially owned by RMC, of which Priddy as a manager and principal member of RMC, may be deemed to be the beneficial owner of, (ii) 106,250 shares of Common Stock issuable upon exercise of the Bridge Warrants, (iii) 59,223 shares of Common Stock issuable upon exercise of the December 1999 Warrants, (iv) 1,473,887 shares of Common Stock issuable upon exercise of the 2001 Warrants, (v) 138,763 shares of Common Stock issuable upon exercise of the December 2001 Warrants, (vi) 454,820 shares of Common Stock issuable upon exercise of the 2002 Warrants, (vii) 222,088 shares of Common Stock issuable upon conversion of shares of B Preferred Stock, (viii) 6,930,693 shares of Common Stock issuable upon conversion of the January 2002 Notes, and (ix) 1,856,446 shares of Common Stock issuable upon conversion of the Subsequent 2002 Notes.

               RMC may be deemed to be the beneficial owner of 4,161,001 shares of Common Stock, representing approximately 59.6% of the issued and outstanding shares of Common Stock of the Company (5.3% on a fully-diluted basis). These holdings consist of 8,342 shares of Common Stock, and the right to acquire 4,152,659 shares of Common Stock upon conversion of C Preferred Shares.

          (b)  Number of shares as to which Priddy and RMC have:

                  (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                           Name                Number of Shares
                           ----                ----------------

                           Priddy                11,242,170
                           RMC                       -

                  (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                           Name                Number of Shares
                           ----                ----------------

                           Priddy                 4,161,001
                           RMC                    4,161,001

          (c) On July 15, 2002, in the Subsequent 2002 Note Offering, Priddy subscribed for the Subsequent 2002 Notes in the aggregate principal amount of $250,000. Of such amount, $72,917 was released from escrow on July 15, 2002, and $57,292 was released from escrow on each of September 11, 2002 and November 4, 2002, with Subsequent 2002 Notes being issued in connection with each such release. Currently, $62,499 remains in escrow, for which notes have not yet been issued to Priddy.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As described in Item 1 hereof, Priddy is the representative of the holders of the Subsequent 2002 Notes.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 31, 2003


                                                       /s/ Robert Priddy
                                                       -------------------------
                                                       Robert Priddy




                                                       RMC CAPITAL, LLC



                                                       By: /s/ Robert Priddy
                                                       -------------------------
                                                       Robert Priddy
                                                       Manager

                                  Exhibit Index


1. Joint Filing Agreement, dated as of March 31, 2003, between Robert Priddy and RMC Capital, LLC.

                                                                      EXHIBIT 1.


                             JOINT FILING AGREEMENT



     The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of eB2B Commerce, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: March 31, 2003


                                                          RMC Capital, LLC



                                                    By:   /s/ Robert Priddy
                                                       -------------------------
                                                          Name: Robert Priddy
                                                          Title:   Manager


                                                          /s/ Robert Priddy
                                                       -------------------------
                                                          Robert Priddy